[uBid Inc. LETTERHEAD]

July 19, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director

Re:	uBid.com Holdings, Inc.
Registration Statement on Form S-1
File No: 333-131733

Dear Mr. Owings:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, uBid.com Holdings, Inc., a Delaware corporation, hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 12:00 p.m., Eastern Time, on Friday, July 21, 2006, or as soon thereafter as is practical.

Very truly yours,

uBid.com Holdings, Inc.

By:	/s/ Robert H. Tomlinson, Jr.
Robert H. Tomlinson, Jr.
President and Chief Executive Officer

cc:	Scott Anderegg
Anthony W. Watson